Exhibit 99.1

Telesat Achieves Strong Growth in the Third Quarter and First Nine Months of 2010

OTTAWA, CANADA, November 4, 2010 - Telesat Holdings Inc. (Telesat) today announced its unaudited financial results for the three and nine month periods ended September 30, 2010.  Unless otherwise stated herein, all amounts are in Canadian dollars.

For the three month period ended September 30, 2010, Telesat reported consolidated revenues of $209 million, an increase of approximately 12% ($23 million) compared to the same period in 2009.  When adjusted for changes in foreign exchange rates over the period, revenue increased by 14% compared to the same quarter in 2009.  The year over year increase was primarily the result of increased revenues from Nimiq 5 and Telstar 11N.

Operating and cost of equipment sales expenses of $50 million were 15% ($8.8 million) less than the same period in 2009, or 13% less when taking into account changes in foreign exchange rates.  Adjusted EBITDA1 for the third quarter of 2010 was $160 million, an increase of 24% ($31 million) compared to the third quarter 2009 and an increase of 26% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin1 for the third quarter was 77%, compared to 69% in 2009.

Telesat reported a profit of $79 million in the third quarter compared to a profit of $203 million for the same period in 2009. Between the end of the second and the end of the third quarter of 2010, the Canadian dollar strengthened against the U.S. dollar by 3 cents, creating foreign exchange gains.  However, a larger gain was recognized in the third quarter of 2009 because the Canadian dollar strengthened by 7 cents against the U.S. dollar.  Therefore, during the third quarter of 2010, the foreign exchange gain related to the conversion of the U.S. dollar denominated debt combined with the loss on financial instruments resulted in a non-cash gain of $55 million, compared to a non-cash gain of $178 million for the same period in 2009.

For the nine month period ended September 30, 2010, consolidated revenues were $614 million, an increase of approximately 4% ($22 million) compared to the same period in 2009.  When adjusted for foreign exchange rate changes, revenue increased by 9% compared to the same period of 2009.  Adjusted EBITDA was $467 million, an increase of 12% ($51 million) over the same period of 2009 and an increase of 18% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin was 76% and net income was $87 million for the first nine months of 2010, compared to 70% and $351 million, respectively, in the prior period.

“I am very pleased with our strong performance in the third quarter and first nine months of this year,” commented Dan Goldberg, Telesat’s President and CEO.  “Compared to the same period last year, we experienced meaningful growth in revenue, substantial reduction in expenses, significant growth in Adjusted EBITDA and a pronounced expansion in our Adjusted EBITDA margin.  In addition to the robust financial performance, we completed an important agreement with Astrium’s Paradigm Services for the full X-band payload on the Anik G1 satellite.  In light of our strong financial performance through the third quarter, the investments we are making in expansion satellite capacity (a substantial amount of which is already under contract with customers for the life of the satellites), and our industry-leading contractual backlog, we anticipate achieving record levels of revenue and Adjusted EBITDA this year and continued strong growth in the years ahead.”

Business Highlights

•	At September 30, 2010:

o	Telesat had contracted backlog for future services of approximately $5.6 billion.

o	Fleet utilization was 87% for Telesat’s North American fleet and 78% for Telesat’s international fleet.

•
In September 2010, Telesat entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1, a satellite currently under construction.  Anik G1’s 16 extended Ku-band transponders already have been contracted for the life of the satellite to Shaw Direct. Anik G1 also will have capacity over South America that will replace the Ku-band capacity on Telesat’s existing Anik F1 Satellite and double F1’s South American C-band transponders.

•
In September 2010, Telesat was recognized by Euroconsult, a leading analyst and research group in satellite communications, as Global Satellite Operator of the Year. This award recognizes Telesat’s market leading position in such metrics as 2009 revenue growth, revenue growth rate for 2006-2009, as well as growth in 2009 EBITDA and EBITDA margin.  The award evaluates both mobile and fixed satellite service providers.

•	In the third quarter of 2010, Telesat’s Board of Directors authorized management to explore an initial public offering of Telesat’s shares or other strategic alternatives that may arise.

Telesat will post its quarterly report on Form 6-K for the three and nine month periods ended September 30, 2010 on its website at www.telesat.com under the tab “Media Room” in the “Investor Relations” section.  This information also will be filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call for Thursday, November 4, 2010 at 10:30 a.m. ET to discuss its financial results for the three and nine month periods ended September 30, 2010 as well as other recent developments. The call will be hosted by Dan Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 223-7781.  Callers outside of North America should dial +1 (416) 340-8018.  The access code is 4066505.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available beginning at 1:00 p.m. ET November 4, 2010, until 11:59 p.m. ET on November 18, 2010.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (416) 695-5800.  The access code is 8445035 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release.  For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of an initial public offering or alternative strategic transaction. When used in this news release, the words “anticipate”, “will”, “believes” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (SEC), as well as Telesat Canada's quarterly reports on Form 6-K and other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The company has a state-of-the-art fleet of 12 satellites with three more under construction, and manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world. Privately held, its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings

FOR THE PERIOD ENDED SEPTEMBER 30	Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Operating revenues
Service revenues	202,923	181,984	599,448	578,228
Equipment sales revenues	6,631	4,994	14,672	13,982
Total operating revenues	209,554	186,978	614,120	592,210

Amortization	62,790	58,526	187,769	183,399
Operations and administration	45,597	55,609	140,256	173,107
Cost of equipment sales	4,897	3,734	11,365	12,150
Total operating expenses	113,284	117,869	339,390	368,656
Earnings from operations	96,270	69,109	274,730	223,554
Interest expense	(62,683)	(67,134)	(192,502)	(204,933)
Loss on changes in fair value of financial instruments	(51,365)	(94,918)	(47,577)	(131,499)
Gain on foreign exchange	106,181	273,123	71,679	460,808
Other income (expense)	1,115	33,339	(193)	31,196
Earnings before income taxes	89,518	213,519	106,137	379,126
Income tax expense	(10,163)	(10,095)	(18,984)	(27,742)
Net earnings	79,355	203,424	87,153	351,384
Net earnings applicable to common shares	79,355	203,424	87,153	351,384

Telesat Holdings Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	2010	2009

Assets
Current assets
Cash and cash equivalents	245,256	154,189
Accounts receivable, net	45,614	70,203
Current future tax asset	1,997	2,184
Other current assets	28,976	29,018
Total current assets	321,843	255,594
Satellites, property and other equipment, net	1,978,312	1,926,190
Other long-term assets	40,784	41,010
Intangible assets, net	473,797	510,675
Goodwill	2,446,603	2,446,603
Total assets	5,261,339	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	62,779	43,413
Other current liabilities	155,212	127,704
Debt due within one year	62,625	23,602
Total current liabilities	280,616	194,719
Debt financing	2,891,733	3,013,738
Future income tax liability	286,586	269,193
Other long-term liabilities	678,978	671,523
Senior preferred shares	141,435	141,435
Total liabilities	4,279,348	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764
	1,298,178	1,298,178
Accumulated deficit	(325,256)	(412,389)
Accumulated other comprehensive loss	(6,247)	(7,422)
	(331,503)	(419,811)
Contributed surplus	15,316	11,097
Total shareholders' equity	981,991	889,464
Total liabilities and shareholders' equity	5,261,339	5,180,072

Telesat Holdings Inc.
Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30	Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Cash flows from operating activities
Net earnings	79,355	203,424	87,153	351,384
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization	62,790	58,526	187,769	183,399
Future income taxes	10,726	10,525	17,562	30,970
Unrealized foreign exchange gain	(108,013)	(281,429)	(77,095)	(467,209)
Unrealized loss on derivatives	51,526	88,532	49,453	131,567
Dividends on senior preferred shares	2,503	3,216	9,430	10,141
Stock-based compensation expense	1,416	1,488	4,219	4,556
Gain on disposal of assets	(975)	(36,380)	(948)	(34,658)
Other	(6,011)	5,660	(18,437)	(10,716)
Customer prepayments on future satellite services	8,978	1,039	22,034	4,348
Changes in operating assets and liabilities	34,918	29,057	11,298	6,937
	137,213	83,658	292,438	210,719
Cash flows used in investing activities
Satellite programs	(77,798)	(97,734)	(174,143)	(218,915)
Property additions	(49)	(1,766)	(3,780)	(4,798)
Proceeds on disposals of assets	2,349	70,769	8,325	71,294
	(75,498)	(28,731)	(169,598)	(152,419)
Cash flows used in financing activities
Debt financing	-	-	-	23,880
Repayment of debt financing	(10,075)	(7,880)	(25,058)	(46,341)
Dividends paid on preferred shares	-	-	(20)	-
Capital lease payments	(847)	(10,302)	(2,461)	(13,816)
Satellite performance incentive payments	(1,575)	(1,353)	(4,443)	(4,340)
	(12,497)	(19,535)	(31,982)	(40,617)

Effect of changes in exchange rates on cash and cash equivalents	(123)	321	209	287
Increase in cash and cash equivalents	49,095	35,713	91,067	17,970
Cash and cash equivalents, beginning of period	196,161	80,796	154,189	98,539
Cash and cash equivalents, end of period	245,256	116,509	245,256	116,509

Supplemental disclosure of cash flow information
Interest paid	35,965	41,594	181,289	206,750
Income taxes paid	1,197	1,823	2,824	5,818
	37,162	43,417	184,113	212,568

The following table reconciles Telesat’s Net earnings applicable to common shareholders to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

FOR THE PERIOD ENDED SEPTEMBER 30	Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009

Net earnings applicable to common shares	79,355	203,424	87,153	351,384
Income tax expense	10,163	10,095	18,984	27,742
Loss on financial instruments	51,365	94,918	47,577	131,499
Gain on foreign exchange	(106,181)	(273,123)	(71,679)	(460,808)
Restructuring charges	-	276	-	4,152
Other expense (income)	(1,115)	(33,339)	193	(31,196)
Interest expense	62,683	67,134	192,502	204,933
Amortization	62,790	58,526	187,769	183,399
Non-cash expense related to stock compensation	1,416	1,488	4,219	4,556
Adjusted EBITDA	160,476	129,399	466,718	415,661

Operating Revenues	209,554	186,978	614,120	592,210

Adjusted EBITDA Margin	76.6%	69.2%	76.0%	70.2%

End Notes

1           The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.